

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Neil Watanabe
Chief Financial Officer
Loop Media, Inc.
700 N. Central Ave, Suite 430
Glendale, CA 91203

> **Re: Loop Media, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2022**
> **Filed December 20, 2022**
> **File No. 001-41508**

Dear Neil Watanabe:

We have reviewed your April 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2023 letter.

Form 10-K for Fiscal Year Ended September 30, 2022

Item 1. Business
The Loop Platform
O&O Platform and OOH Locations, page 11

1.    Here and numerous places elsewhere you use the acronym "DOOH." Please explain to us and disclose what this means and how it relates to "OOH" locations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Gross Profit Margin, page 58

2.  The second sentence under Partner Platform on page 5 of your response to comment 3 appears to be useful information in further explaining the lower gross profit margin for the Partner Platform disclosed on page 58. Please consider expanding your disclosure accordingly.

Liquidity and Capital Resources
Cash Flows ...
Net Cash Flow From/Used In Operating Activities, page 61

3.  Refer to your response to comment 2. Please note your present disclosure discussing items impacting results reported on the accrual basis of accounting does not necessarily adequately explain how actual cash for operating activities was impacted. Also note your present disclosure discussing aspects of your cash flows from operations that breaks out amounts related to each component primarily focuses on noncash items that do not affect cash. Refer to section IV.B.1 of Release No. 33-8350 and revise your disclosure as appropriate.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-13

4.
The chart on page 11 indicates your customers are (i) OOH locations for the O&O Platform and (ii) third parties with their own distribution platform for the Partner Platform. On page F-13 it appears your customers are advertising demand partners, advertising agencies and direct advertisers and sponsors because you state amounts billed to these parties are recorded as revenues. Please clarify for us who your customers are for each platform and for each customer type within each platform how you (a) generate revenue from the customer and (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain to us precisely what your performance obligation is (i.e., the service you provide) for each customer type within each platform and how you fulfil the performance obligation.

5.  Please explain to us the difference between "advertising demand partners," "advertisers" and "sponsors.".

6.  You state you distribute your content and advertising inventory through your O&O Platform and Partner Platform. Please explain to us how the content and advertising inventory is yours and whether such was created or purchased by you. Explain to us what this content and advertising inventory consists of. In connection with this, you disclose in regard to your revenue model for the Partner Platform that content delivered may be

content sourced by your Partner Platform clients or by Loop. Explain to us what this means and how it relates to your generation of revenue.

7. You disclose you expanded advertising sales directly to companies that seek to advertise on your platform and to companies interested in providing sponsorship of your content if any. Through such arrangements you may receive payments from a company in return for allowing such company to be associated with one of your channels, playlists, other content or company events. Please explain to us how this relates to your advertising based revenue model and your accounting for the payments received and associated costs.

8. You disclose you derive revenues from providing advertising impressions to advertisers looking to advertise in OOH locations across the Loop Platforms. Please explain to us and disclose as appropriate how the amount of revenue for each impression is determined and how this amount determined relates to the transaction price for the performance obligation for the contract.

9. You state you evaluate all advertising revenue sources to determine if you should report revenues on a gross basis or net. Please tell what all your advertising revenue sources/types are and your consideration of presenting disaggregation of revenue by these sources pursuant ASC 606-10-50-5.

10. You disclose you are considered the principal in your arrangements with content providers in the O&O Platform business and third-party partners in the Partner Platforms business. For advertising inventory provided to advertisers through the use of an advertising demand partner or agency whose fees or commission is calculated based on a stated percentage of gross advertising spending you disclose your revenues are reported net of agency fees and commissions. Please explain to us how you distinguish between these two types of arrangements.

11. In the first paragraph under Partner Platform on page 5 of your response to comment 3 you state your revenue from advertising contracts is recorded on a gross basis, after first deducting the Demand Partner fees. Please explain to us what these fees represent and how they are determined. Also, as requested in our comment, explain to us how you determine the amount of deduction of allocated infrastructure costs and the basis for your accounting.

12. Refer to your response to comment 3. In the second paragraph on page 4 you refer to further detail about the two revenue share arrangements used in both the O&O Platform and the Partner Platform. However, we did not identify this detail. Please clarify the detail about these two revenue share arrangements.

13. At the top of page 12 you refer to your switch to a free ad-supported business model. Please explain to us what this means and how it relates to the advertising-based model you moved to from which you generate revenue.

Cost of revenue, page F-14

14.    The description of cost of revenue on page 56 differs from that on page F-14.  Please reconcile these descriptions for us and in your disclosure as appropriate.

15.    You disclose depreciation expense associated with Loop players is not included in costs of sales.  It appears the Loop Player is integral to providing the service from which you generate your revenue.  Please explain to us why the depreciation of this equipment is not included in your cost of revenue.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services